SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 9, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

February 9, 2009
SouthGobi Energy Resources receives 43-101 resource report for the Mamahak Coal Project in East
Kalimantan, Indonesia
Surface coal mine planning underway
VANCOUVER, CANADA — Gene Wusaty, Chief Operating Officer of SouthGobi Energy Resources Ltd. (SGQ: TSX-V), is pleased to announce today that the company has received an initial independent National Instrument 43-101 compliant resource estimate for its Mamahak coal project in East Kalimantan, Indonesia.
The SW and E resource blocks on the MCM concession contains measured plus indicated coal resources of 12.2 million tonnes, with an additional inferred coal resource of 5.2 million tonnes. A recent bulk sample from the SW resource block within the MCM concession has confirmed high-volatile metallurgical coking coal amenable to surface mining.
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder and currently owns, directly and indirectly, approximately 80.2% of SouthGobi’s issued and outstanding shares.
The Mamahak Joint Venture is comprised of four concessions totaling approximately 22,976 hectares, which are all located in the Haloq coal bearing formation. The coal found in this formation is generally of a quality rank ranging from sub-bituminous to bituminous with low moisture content and high fluidity values. The SW and E resource blocks cover approximately 638 hectares, approximately 3% of the total land area of the four concessions. Reconnaissance and initial field mapping has started over the larger project area. The company believes the area has the potential to host significant metallurgical coal resources. Positive exploration results on the SW and E blocks prompted the company to increase its working interest to 85% in September, 2008.
“Our first drilling program has been a resounding success,” Mr. Wusaty said. “This initial resource estimate and high coal quality for the SW and E blocks is very encouraging as it’s based on only a fraction of the total land area of our concessions. The resource is wide open for significant expansion.”
On January 7, 2009 SouthGobi Energy Resources obtained a Location Permit from the local Government in East Kalimantan, allowing the company to commence surface coal mining of the SW deposit. SouthGobi is planning to initially develop the SW Block which is the closest deposit to the Mahakam River.

Table 1: Mamahak In-Place Coal Resources Summary as of January 19, 2009

		Resources at Mamahak
	ASTM Coal	Measured	Indicated	Inferred
Resource Area	Rank	(tonnes)	(tonnes)	(tonnes)
E (1, 2, and 3)	hvA	4,986,000	7,296,000	2,657,000
SW	hvA			2,611,000
Total		12,282,000		5,268,000
The resource model and estimations were developed using the MINEX geological and mine planning software system, a worldwide industry proven system used primarily for coal mining operations. Resources are based upon true relative density estimates derived from laboratory analysis. The tonnage is based on the air dried Relative Density (RD).
The independent resource estimates were prepared by PT SMG Consultants of Jakarta Indonesia. The Mamahak E (1, 2, and 3) and SW resource estimates were prepared in conformance with the requirements set out in Canada’s National Instrument 43-101. The resource estimates have been calculated to JORC (Joint Ore Reserves Committee) standards, which in relation to these deposits classify the same measured, indicated and inferred resource areas as National Instrument 43-101. A NI 43-101 technical report is expected to be filed within 45 days.
The resource estimates are based on 220 drill holes completed between March 2008 and November 5, 2008. Further drilling and bulk sampling of “on-strike” extensions is continuing on both blocks.
SouthGobi has a 85% working interest in the Mamahak Joint Venture and has provisions in the joint venture agreement to increase its working interest to 100%. The Mamahak Coal Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets and complements SouthGobi’s established operating coal mine, Ovoot Tolgoi in southern Mongolia.
Data Verification
This report is based upon supplied data from PT Mamahak Coal Mining. PT SMG Consultants undertook random audits of data acquisition and preparation procedures for adherence to standard operating procedures as defined by PT SMG Consultants. Upon completion of a drill hole, the geological and geophysical logs were reviewed by a SMG geologist. All geological, geophysical, and sampling data were entered and maintained in an electronic database. All mapping was entered and maintained in electronic format. Data entry of all geological data was managed by PT SMG Consultants at the project site and their Jakarta office. Coal-quality testing results from accredited laboratories were added into the database in the Jakarta office.
While every precaution has been taken in the compilation of this data, the Qualified Person has no control over data sourced from others outside audit periods. Consistency checks between data from audited and unaudited periods do not reveal any underlying inconsistency or error.

Qualified Person
Mark Manners, a geologist with PT SMG Consultants and a Qualified Person as defined by NI 43-101, has reviewed the data underlying the resource estimate and approved the technical and scientific information pertaining to Mamahak contained in this release. Mr. Manners is unaware of any environmental, permitting, legal title, taxation, socio-economic, mining, metallurgical, infrastructure, marketing or political issues which the estimate may be materially affected by.
About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region and its Eocene-age metallurgical and thermal coal deposits in East Kalimantan, Indonesia. The company’s flag-ship coal mine, Ovoot Tolgoi, is in production and selling coal to customers in China. The company plans to supply a wide range of coal products and electricity to markets in Asia. The company also is investigating the implementation of clean-coal technologies in the development of coal power-generating capacity to benefit all of its stakeholders.
Information contacts, SouthGobi Energy Resources
Investors: Steven Feldman/ Media Bob Williamson: +1 604-681-6799.
Website: www.southgobi.com
Information contacts, Ivanhoe Mines Ltd.
Investors: Bill Trenaman: +1-604-688-5755 www.ivanhoemines.com
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, the company’s plans to initially develop the SW Block, the potential to host significant metallurgical coal resources, the potential for significant expansion, the company’s future ability to supply coal products and electricity to markets in Asia, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008, and its Annual Information Form dated March 28, 2008 which is available at www.sedar.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 9, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary